FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

As of 9/29/2014

Ternium S.A.

(Translation of Registrant's name into English)

Ternium S.A.
29 Avenue de la Porte-Neuve

L-2227 Luxembourg

(352) 2668-3152

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F  Ö    Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes          No  Ö

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Not applicable

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.

This report contains Ternium S.A.’s press release informing Usiminas board of directors passes resolution dismissing CEO and two other Usiminas executives.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TERNIUM S.A.

By: /s/ Pablo Brizzio

Name: Pablo Brizzio

Title: Chief Financial Officer

Dated: September 29, 2014

Sebastián Martí

Ternium - Investor Relations

+1  (866) 890 0443

+54 (11) 4018 2389

www.ternium.com

Usiminas board of directors passes resolution dismissing CEO and two other Usiminas executives

Luxembourg, September 26, 2014 – Ternium S.A. (NYSE: TX) announced today that the board of directors of Usinas Siderúrgicas de Minas Gerais S.A. – USIMINAS (“Usiminas”) passed a resolution dismissing the company’s chief executive officer (Diretor-Presidente) and two other executives from their respective positions at the Usiminas board of officers. The board resolution dismissing the officers was passed with a 5 to 5 vote, and the tie was resolved by the chairman of the board through his casting vote.

The dismissal of the officers is part of a controversy that arose within the Usiminas control group with respect to rules applicable to the appointment of senior managers. Ternium believes that the votes cast by the NSSMC Group-appointed members were computed in violation of the shareholders agreement that governs the rights of the members of Usiminas’ control group. The NSSMC Group is comprised by Nippon Steel & Sumitomo Corporation, Mitsubishi Corporation and Metal One Corporation.

Following the dismissal of the officers, the position of CEO of Usiminas will be held, on a temporary basis until a new board of officers is agreed between the T/T Group (composed of Ternium S.A., Siderar S.A.I.C. and Confab Industrial S.A.) and the NSSMC Group, by Romel Erwin de Souza, Usiminas’ current Vice-president of Technology, who was elected with the same votes that decided the dismissal.

Ternium intends to take all reasonable actions to protect its rights and investment in Usiminas.

Forward Looking Statements

Some of the statements contained in this press release are “forward-looking statements”.  Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements.  These risks include but are not limited to risks arising from uncertainties as to gross domestic product, related market demand, global production capacity, tariffs, cyclicality in the industries that purchase steel products and other factors beyond Ternium’s control.

About Ternium

Ternium is a leading steel producer in Latin America, with an annual production capacity of approximately 10.9 million tons of finished steel products. The company manufactures and processes a broad range of value-added steel products for customers active in the construction, automotive, home appliances, capital goods, container, food and energy industries.  With production facilities located in Mexico, Argentina, Colombia, the southern United States and Guatemala, Ternium serves markets in the Americas through its integrated manufacturing system and extensive distribution network.  In addition, Ternium participates in the control group of Usiminas, a Brazilian steel company.  More information about Ternium is available at www.ternium.com.